As filed with the Securities and Exchange Commission on June 29, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2017

Commission file number: 1-10899

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

Kimco Realty Corporation 401(k) Plan

Financial Statements

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Kimco Realty Corporation 401(k) Plan

New Hyde Park, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2010.

Melville, New York

June 29, 2018

Kimco Realty Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	December 31, 2017	December 31, 2016

Assets:
Investments at fair value (see Note 3):	$100,679,938	$84,422,565

Receivables:
Notes receivable from participants	1,567,095	1,323,194
Employer	299	286
Participant	125	-
Total Receivables	1,567,519	1,323,480

Net assets available for benefits	$102,247,457	$85,746,045

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2017 and 2016

	December 31, 2017	December 31, 2016

Additions:
Investment activities:
Net appreciation in fair value of investments	$8,329,259	$1,766,493
Interest and dividends	4,581,271	3,493,244
Investment income	12,910,530	5,259,737

Contributions:
Participant	4,552,449	4,271,514
Rollovers	1,351,811	555,769
Employer	2,160,492	2,005,062
Total contributions	8,064,752	6,832,345

Other income	142,775	113,849
Interest income on notes receivable from participants	64,390	52,848

Total increase	21,182,447	12,258,779

Deductions:
Benefits paid to participants	(4,589,570)	(3,833,349)
Administrative expenses	(91,465)	(126,025)
Total Deductions	(4,681,035)	(3,959,374)

Net increase	16,501,412	8,299,405

Net assets available for benefits:
Beginning of period	85,746,045	77,446,640

End of period	$102,247,457	$85,746,045

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

1.	DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General - The Plan was established on March 31, 1984 as a defined contribution plan covering all eligible full-time and temporary employees of Kimco Realty Corporation (the “Company”) who are 21 years of age or older. Temporary employees must complete 1,000 hours of service before participating in the Plan. Full-time and temporary employees may elect to participate in the Plan on the first day of the month coinciding with or following their hire date or eligibility requirements, respectively. The Company will provide a matching contribution for participants who have completed one year of service and are 21 years of age or older. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2017 and 2016, T. Rowe Price Trust Company (‘T. Rowe Price”) served as trustee of the Plan.

Contributions - Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($18,000 in 2017 and 2016). Those who were age 50 or older during 2017 and 2016 were able to take advantage of a higher pre-tax contribution limit of $24,000. Participants have the option to make changes to their percentage contribution election daily. The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations. All matching contributions by the Company are deposited into the participants’ individual account separately. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually. No discretionary contribution payments were made for the years ended December 31, 2017 and 2016. All Company contributions are invested based upon participant account elections.

The Plan has a Roth 401(k) feature which enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most states) distributions on both participant contributions and related earnings at retirement. Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

The Plan has a safe harbor status for its matching contributions. The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis. The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $270,000 and $265,000 for 2017 and 2016, respectively, as designated by the IRS.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the thirty-seven mutual funds, a common collective trust fund or Kimco Realty Company Stock offered by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Forfeited accounts - Forfeited accounts may be used to reduce employer contributions or pay Plan expenses. During the years ended December 31, 2017 and 2016, $296 and $665, respectively, were used to reduce employer contributions. At December 31, 2017 and 2016, forfeited amounts totaled $0 and $76, respectively.

Notes receivable from participants - Participants may borrow from their fund accounts an amount aggregating the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The Plan allows for a participant to have two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rates for loans outstanding at December 31, 2017 and 2016, ranged from 4.25% - 5.25% and 4.25% - 4.75%, respectively.

Payment of benefits - Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants under the age of 59½ years may obtain a portion of their account balance in the event of financial hardship. The basis for determining financial hardship is in accordance with Section 401(k) of the Internal Revenue Code. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

Other income - The Plan has a revenue-sharing agreement with T. Rowe Price. Under the terms of the agreement, T. Rowe Price would provide the Plan with an administrative budget which it will apply administrative credits to with an amount equal to certain administrative fee payments with respect to Plan assets received or accrued for receipt that exceed the established revenue threshold. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company.

In January 2018, the Plan negotiated a flat annual rate per participant for the record keeping fees, which replaced the revenue-sharing arrangement. The participant fee will be used to cover the recordkeeping services provided by T. Rowe Price.

The following table presents the change in the administrative budget account for the years ended December 31, 2017 and 2016:

	2017	2016
Balance at January 1,	$46,481	$55,205
Administrative credit	142,775	113,849
Gain/(loss)	362	24
Expenses paid	(87,435)	(122,597)
Balance at December 31,	$102,183	$46,481

Administrative expenses - Expenses related to Plan maintenance are paid by the participant. Investment-related expenses are included in net appreciation in fair value of investments. All other expenses are substantially paid by the Company and are excluded from these financial statements.

2.     SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investment are stated at fair market value as determined by quoted market prices. The common collective trust’s fair value is determined through quoted market prices of the underlying assets and the contractual terms of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year financial statement presentation. The reclassification had no effect on the change in net assets for the year.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of common stock, mutual funds and a common collective trust fund. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

Fair Value

The Plan follows the FASB’s Fair Value Measurement guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

●

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

●	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The new guidance introduces a new model for estimating credit losses for certain types of financial instruments, including loans receivable, held-to-maturity debt securities, and net investments in direct financing leases, amongst other financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for losses. The standard is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, with early application of the guidance permitted. The adoption of ASU 2016-13 is not expected to have a material effect on the Plan’s financial statements.

In February 2017, the FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”).  The new guidance requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented, with early application of the guidance permitted. The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

In March 2017, the FASB issued ASU  2017-07, Compensation - Retirement Benefits (Topic 715)-Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU  2017-07”). This guidance revises how employers that sponsor defined benefit pension and other postretirement plans present the net periodic benefit cost in their income statement and requires that the service cost component of net periodic benefit cost be presented in the same income statement line items as other employee compensation costs from services rendered during the period. Of the components of net periodic benefit cost, only the service cost component will be eligible for asset capitalization. The other components of the net periodic benefit cost must be presented separately from the line items that include the service cost and outside of any subtotal of operating income on the income statement. The new standard will be effective for public companies for fiscal years beginning after December 15, 2017 on a retroactive basis. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

3.     FAIR VALUE MEASUREMENTS:

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.

The fair market value of the common collective trust has been established using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund. There are also no restrictions on the NAV price or its equivalent.

The Plan had no investments classified within the Level 2 and 3 of the valuation hierarchy as of December 31, 2017 and 2016. There have been no changes to the methodologies used at December 31, 2017 and 2016.

The are no plan liabilities required to be recorded at fair value at December 31, 2017 and 2016.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017 and 2016, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2017:

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$88,008,651	$88,008,651	$-	$-
Kimco Realty Company Stock	4,851,234	4,851,234	-	-
Investments measured at net asset value (a)	7,820,053	-	-	-
Total Assets	$100,679,938	$92,859,885	$-	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2016:

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$74,809,015	$74,809,015	$-	$-
Kimco Realty Company Stock	6,575,543	6,575,543	-	-
Investments measured at net asset value (a)	3,038,007	-	-	-
Total Assets	$84,422,565	$81,384,558	$-	$-

(a)

In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

4.     PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

5.     TAX STATUS:

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan has received a favorable determination letter, dated October 28, 2016, from the IRS which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501(a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

6.     PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS:

Transactions in shares of Kimco Realty Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2017, the Plan made purchases of $446,126 and had sales of $454,232 of Kimco Realty Corporation common stock. There were no participant transfers during the year. During the plan years ended December 31, 2017 and 2016, the unrealized loss on the Kimco Realty Corporation common stock was $1,831,575 and $879,005, respectively. In addition, there were $290,369 and $294,961 of Kimco Realty Corporation common stock dividends that were reinvested during the plan years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Plan held 267,286 and 261,349 shares of Kimco Realty Corporation common stock at a value of $4,851,234 and $6,575,543, respectively. Certain members of Kimco Realty Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Kimco Realty Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2017 and 2016.

T. Rowe Price Retirement Plan Services, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant as the Plan’s trustee. Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price (the Plan’s trustee). These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

7.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

Substantially all administrative expenses of the Plan are paid by the Company. As mentioned in note 6, certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price (the Plan’s trustee). These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2017)

EIN: 13-2744380 Plan Number: 001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value **

Natixis Funds	AEW Real Estate –Y (30,633 units)	$429,787
Alger	Alger Capital Apprec Inst-I (39,871 units)	1,292,630
American Century Investments	American Century Heritage Ins (37,116 units)	885,970
*T. Rowe Price	Dividend Growth Fund (35,236 units)	1,528,529
Dreyfus	Dreyfus International Bond –A (19,662 units)	311,046
DWS Investments	DWS Equity 500 Index-S (12,694 units)	2,766,072
Fidelity Investments	Fidelity Adv Midcap Val Instl (6,539 units)	172,562
Hartford Mutual Funds	Hartford Equity Income-Y (80,472 units)	1,650,472
Henderson Global	Henderson Intl Opportunities-A (23,788 units)	716,955
Hotchkins and Wiley	Hotchkis & Wiley Val Opp-I (40,840 units)	1,201,502
Janus	Janus Balanced –I (26,966 units)	888,248
JPMorgan	JP Morgan Govt Bond Select (18,785 units)	196,870
JPMorgan	JPM Undisc Mgrs Behav Val Inst (8,545 units)	597,529
JPMorgan	JP Morgan Intl Equity Income R5 (40,477 units)	684,061
*Kimco Realty Corporation	Kimco Realty Corp Stock (267,286 units)	4,851,234
Lord Abbett	Lord Abbett Income-I (329,283 units)	945,042
Neuberger Berman	Neuberger Berman Str Inc-TR (65,444 units)	730,356
*T. Rowe Price	New Horizons Fund (38,473 units)	2,022,530
OppenheimerFunds	Oppenheimer Develop Mkts-A (13,060 units)	568,914
OppenheimerFunds	Oppenheimer Intl Small Co-Y (14,603 units)	717,295
PIMCO	Pimco Real Return (44,247 units)	489,369
*T. Rowe Price	Retirement 2005 Fund (221 units)	3,022
*T. Rowe Price	Retirement 2010 Fund (4,500 units)	82,268
*T. Rowe Price	Retirement 2015 Fund (191,732 units)	2,872,142
*T. Rowe Price	Retirement 2020 Fund (526,147 units)	11,859,348
*T. Rowe Price	Retirement 2025 Fund (769,497 units)	13,535,453
*T. Rowe Price	Retirement 2030 Fund (384,669 units)	9,970,627
*T. Rowe Price	Retirement 2035 Fund (462,260 units)	8,769,068
*T. Rowe Price	Retirement 2040 Fund (422,853 units)	11,518,516
*T. Rowe Price	Retirement 2045 Fund (289,230 units)	5,342,073
*T. Rowe Price	Retirement 2050 Fund (99,116 units)	1,538,279
*T. Rowe Price	Retirement 2055 Fund (106,876 units)	1,665,129
*T. Rowe Price	Retirement 2060 Fund (9,713 units)	117,139
*T. Rowe Price	Retirement Bal Inv (4,436 units)	68,266
Franklin Templeton Investment Funds	Templeton Global Bond (44,206 units)	523,838
*T. Rowe Price	TRP Stable Value Fund Sch E (7,869,745 units)	7,820,053
*T. Rowe Price	US Treasury Money Fund (102,234 units)	102,234
Vanguard	Vanguard Small Cap Index (2,967 units)	209,974
Wells Fargo Advantage	Wells Fargo Adv Pre LG CO GRO-I (75,039 units)	1,035,536
Total investments per Financial Statements		100,679,938
*Participant Loans	Participant loans (at rates ranging from 4.25%-5.25% and terms of maturity ranging from one to 10 years at time of issuance)	1,567,095
Total investments per Form 5500		$102,247,033

*Denotes a party-in-interest as defined by ERISA

**Cost is not required to be disclosed for participant directed investments

Kimco Realty Corporation 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 29th day of June 2018.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer